Exhibit 99.(a)(20)

Team,

This morning EA extended its unsolicited conditional tender offer for Take-Two until August 18 at the same price of $25.74 per share.

As of last Friday, July 18th, a significant majority — about 85% — of Take-Two’s shareholders had not accepted the EA offer.   While today’s news means that EA is extending its highly conditional offer for the fifth time, an acquisition by EA is by no means a certainty.  In any event, this latest extension has no impact on our day-to-day efforts to build our business, and our Board continues to evaluate alternatives to maximize stockholder value.

The potential value of Take-Two has become even more evident since February, when our board rejected EA’s offer as inadequate.  The record-shattering success of Grand Theft Auto IV, the announcement of a BioShock movie, and our strong first half financial results are just a few examples of the value we can all achieve working together.

We appreciate your hard work and effort, and ask that you maintain the focus you have demonstrated throughout this process as we continue to execute on our strategic and business objectives. Thank you for your ongoing support.

Sincerely,

Strauss and Ben

This communication does not constitute an offer to sell or invitation to purchase any securities or the solicitation of an offer to buy any securities, pursuant to Electronic Arts’ tender offer or otherwise, nor does this communication constitute a solicitation of any vote or approval.